FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Monday 26 November 2012, London UK - LSE announcement

GSK announces agreement in principle to increase its stake in GlaxoSmithKline Consumer Nigeria PLC

GlaxoSmithKline plc ("GSK") (LSE: GSK) and GlaxoSmithKline Consumer Nigeria PLC ("GSK Nigeria" or the "Company") today announced that they have reached agreement in principle on the terms of a proposal whereby GSK would increase its ownership in the Company from 46.4% to 80% (the "Proposal").  A minimum public shareholding of 20% is required for a company to maintain a listing on the Nigerian Stock Exchange.

Under the terms of the Proposal, GSK would acquire approximately 321 million shares in the Company on a pro rata basis from public shareholders, at an offer price of NGN 48 per share.  It is intended that the Proposal be effected by way of a Scheme of Arrangement.

GSK Nigeria is engaged in the manufacture, marketing and distribution of a wide range of Consumer Healthcare brands including Panadol, Sensodyne, Horlicks and Lucozade.  In addition the Company also sells several pharmaceutical products including antibiotics such as Augmentin and vaccines.  Approximately 70% of the revenue is from Consumer Healthcare Brands and 30% from Pharmaceuticals and Vaccines.

The Proposal represents a premium of 28% to the Company's closing share price on 23 November, 2012.  The total value of the transaction at the offer price is approximately NGN 15.4 billion (£62 million).

Chief Olusegun Osunkeye, Chairman, GSK Nigeria said: "The Board of Directors unanimously believes that the Proposal is in the best interests of the continued growth of the Company, the shareholders, employees and customers, the community and Nigeria and intends to recommend it to shareholders."

David Redfern, Chief Strategy Officer, GSK said: "This Proposal to increase GSK's ownership of GlaxoSmithKline Consumer Nigeria reiterates our long term support of the Company's strategy and our confidence in the continuing growth prospects of the business."

The transaction will be funded through GSK's existing cash resources, will be modestly earnings accretive immediately, and will not impact expectations for the Group's long-term share buyback programme.

The Company generated turnover of over NGN 21.5 billion in 2011 with a Compound Annual Growth Rate (CAGR) over the past four years of 21%.

The Proposal will be subject to requisite shareholder, regulatory and Court approvals including those of The Nigerian Stock Exchange and the Securities and Exchange Commission

Citigroup Global Markets Limited is acting as financial adviser to GSK.

V A Whyte
Company Secretary
26 November 2012

Accounting Information

GSK will continue to consolidate 100% of the results and net assets of GSK Nigeria, but the share of profits due to the non-controlling interests and the non-controlling interests balance in the balance sheet will both be lower after the transaction.  GSK will record no gain or loss on the acquisition, with the accounting entries being recorded in non-controlling interests and shareholders' equity.

GlaxoSmithKline
- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit
www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Lucy Budd	+44 (0) 20 8047 2248	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Cautionary statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK's operations are described under 'Risk factors' in the 'Financial review & risk' section in the GSK Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

This announcement does not represent the announcement of a definitive agreement to proceed with the Proposal and accordingly, there can be no certainty that the Proposal will proceed.  GSK reserves the right not to proceed with the Proposal or to vary the terms of the Proposal in any way.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 26, 2012

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc